

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2011

Via E-mail
Veronica M. Hagen
President and Chief Executive Officer
Polymer Group, Inc.
9335 Harris Corners Parkway, Suite 300
Charlotte, North Carolina 28269

>   **Re: Polymer Group, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed October 25, 2011**
>   **File No. 333-177497**

Dear Ms. Hagen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover Page of Prospectus

1. Please include the following statements, or similar statements, on the outside front cover page of the prospectus. The inclusion of such statements in the body of the prospectus is insufficient.

   * Broker-dealers who receive the exchange notes pursuant to the exchange offer must acknowledge that they will deliver a prospectus in connection with any resale of such exchange notes; and

   * Broker-dealers who acquired the outstanding notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

2. Please confirm to us that the expiration date for the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provision of Securities Act Rule 424.

Inside Front Cover Page of Prospectus

3. Please revise the first paragraph to clarify that investors may also rely on information contained in any free writing prospectus.

Forward Looking Statements, page ii

4. While you may warn investors against attributing undue certainty to forward-looking statements, you may not attempt to limit the degree of reliance investors place on such statements. Please delete the second paragraph, second sentence.

Market, Ranking and Other Industry Data, page iii

5. You are responsible for the information you elect to include in the prospectus and cannot attempt to disclaim liability for such information by implying that such information is unreliable, inaccurate or incomplete. Additionally, investors may use all the information you elect to include in the prospectus in making their investment decisions. Accordingly, please delete the following sentences.

- Fourth and fifth sentences of the second paragraph.

- Second and third sentences of the third paragraph.

Prospectus Summary, page 1

6. Please note that Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary should be a brief, non-repetitive, non-generic discussion of the most material aspects of your company and the offering and that it must comport with the Plain English requirements of Regulation C. In particular, you are presenting a significant amount of information in the summary that is nearly identical to the information set forth in your business section. Please revise your summary to present the description of your business and key aspects of the offering accordingly. Please remove the language that is identical to disclosure appearing later in your prospectus.

Company Overview, page 1

7. Please name, in this section and throughout the prospectus, the "certain industry sources" to which you attribute statements regarding your industry or your competitive position.

8. Please disclose, in this section and throughout the prospectus, the time period by which annual nonwoven sales are estimated to exceed $25 billion.

9. Please disclose, in this section and throughout the prospectus, whether the statements noted below represent your belief or are attributable to a third-party. If they represent your belief, then please disclose the basis for such belief. If they are attributable to a third-party, then please disclose the name of such third-party. Please also specify the metric by which you are determined to be the "fourth-largest"; "the leading" and the "largest or second-largest" (e.g., revenue, volume, number of customers, etc.).

    - "We are the fourth-largest merchant manufacturer of nonwovens in the world."

    - "We are…the leading merchant supplier of nonwovens for disposable applications."

    - "We are the largest or second-largest supplier of nonwovens for disposable applications in most of the regional markets where we operate."

Risk Factors, page 22

10. Please revise the italicized paragraph to eliminate any reference to risks you do not deem to be material.

Risks Related To Our Business, page 23

We may have certain unreimbursed costs or liabilities associated with the application of the PHC rules, page 28

11. We note your disclosure in last sentence of the first paragraph on page 86. Please delete this risk factor if your PHC exposure has been mitigated by the escrow arrangements. If you elect to retain this risk factor, please revise to provide readers with context for the "PHC issue."

Risks Relating to the Notes, page 29

Despite our current level of indebtedness, we may be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above, page 30

12. Please discuss the specific qualifications and exceptions that may allow you to incur additional and substantial debt despite the restrictions in your various financing agreements.

Unaudited Pro Forma Condensed Statements of Operations, page 47

13. We note that unaudited pro forma financial information gives effect to the completion of the final phase of the Spain Business Acquisition as if it had occurred on December 2, 2009. It appears that pro forma adjustments related to pro forma condensed statements of operations should be computed assuming the transaction was consummated at the beginning of the fiscal year presented. Please tell us your basis for giving effect to the final phase of the acquisition assuming the transaction was consummated on October 2, 2009. See paragraph (b)(6) of Rule 11-02 of Regulation S-X.

14. We note that you present pro forma financial information for the merger, the acquisition of the noncontrolling interest in Nanhai and the final phase of the acquisition of the Spain Business Acquisition on a combined basis. Please tell us your consideration of describing the pro forma adjustments related to each transaction in the footnotes on a disaggregated basis.

15. Please include a discussion of the uncertainties regarding the effects of preliminary average useful lives assigned to depreciable and amortizable assets in Note (a)(1) on page 49.

Selected Historical Consolidated Financial Information, page 52

16. Please revise to present selected financial data in the same chronological order as presented in the financial statements. See ASC 205-10-S99-9.

17. Please briefly describe recent transactions and events, or cross reference to your discussion of recent transactions and events in management's discussion and analysis of financial condition and results of operations, and other factors that materially affect comparability. See Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Recent Transactions and Events, page 56

18. Please revise to disclose when you expect to commence operations on the new spunmelt lines at your current expansion projects. Please also revise to discuss any expected lag between the commencement of operations and your achievement of full production run rates on these lines.

Results of Operations, page 61

19. We note that you identify the causes for changes in income tax (benefit) expense in your discussions of results of operations for each period presented. Please quantify the impact

of each of the significant items causing the change in effective income tax rates in your discussion of income tax (benefit) expense for each period presented. Please also discuss the worthless stock deduction in 2008, changes in the valuation allowance, the tax attribute carryforward expiration and other significant reconciling items disclosed on page F-30 in your discussions of income tax (benefit) expense for the predecessor periods.

Liquidity and Capital Resources, page 80

20. Please label the columns in the tabular presentations of cash flow and balance sheet data on pages 81 - 88 to delineate successor and predecessor financial data.

Covenant Compliance, page 94

21. Please revise the table on page 95 to reconcile adjusted EBITDA to net income or tell us why you believe that income (loss) from continuing operations is the most directly comparable financial measure calculated and presented in accordance with GAAP. See Item 10(e)(1)(i)(B) of Regulation S-K.

Industry, page 103

22. The diagrams at the bottom of page 103 and at the top of page 104 are difficult to read. Please revise.

Business, page 105

Properties, page 115

23. We note that you have not filed the agreements governing your leased properties. Please provide us with your analysis for why such agreements are immaterial. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Management, page 117

24. Please clarify the business experience during the past five years of Messrs. Chu and Adler by adding dates or duration of employment. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 120

Elements of Compensation, page 121

25. We note the disclosure at the top of page 122 that you "accessed Equilar's database to gather competitive market information…for long-term stock incentive plans." Please clarify how you used the information from the Equilar database in setting your long-term

incentive compensation, including whether the fiscal 2010 grants under the 2008 Stock Plan, as described at the bottom of page 136, were benchmarked to a specific percentile in the database. See Item 402(b)(2)(xiv) of Regulation S-K.

2010 Grants of Plan-Based Awards, page 133

26. We note the disclosure in the grant of plan-based awards table and have the following comments.

- Please disclose, or reference to the existing disclosure for, the background of the 40,000 shares and 500 options granted to Ms. Hagen and Mr. Norman, respectively, on January 3, 2010. With respect to the 500 options granted to Mr. Norman, we note the disclosure on page 125 that you did not grant any options under the 2003 Option Plan in fiscal 2010. Please advise.

- The sum of the grant date fair value for all grants, with respect to each named executive officer, does not equal the aggregate amount set forth in the Stock Awards and Option Awards columns in the Summary Compensation Table for fiscal 2010. Please advise.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table, page 133

December 2009 Discretionary Bonuses, page 135

27. We note the disclosure regarding your discretionary bonus for fiscal 2009 and have the following comments.

- Please disclose the specific items of your performance and the elements of each named executive officer's performance and contributions that you considered in determining that a bonus should be paid for fiscal 2009. See Item 402(b)(2)(v) and (vii) of Regulation S-K.

- Please disclose how you set the amount of the bonus for each named executive officer (e.g., as a percentage of salary, based on peer information, etc.). If your board set the amount arbitrarily, then please include a statement to such effect. See Item 402(b)(1)(v) of Regulation S-K.

- Please disclose whether your compensation policy with respect to bonus payments differs among your named executive officers. For example, we note that the bonus paid to your Chief Executive Officer exceeded the amount of her base salary while the bonuses paid to your other named executive officers were less than their base salaries. Additionally, the bonus for your Chief Executive Officer represented approximately 47% of her total compensation while the bonuses for your other named executive officers represented approximately 26% of their total compensation. See Section II.B.1 of Release No. 33-8732A (August 29, 2006).

Incentive Plan Performance Targets, page 137

28. We note the disclosure regarding your Annual Incentive Plan for 2010 and have the following comments.

- Please disclose how you calculated consolidated EBITDA from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K.

- We note that the consolidated EBTIDA goal accounts for 65% of the payouts under your Annual Incentive Plan and presume, based on the disclosure on page 124, that your goals for working capital and safety performance account for the remaining 35%. Please disclose the percentage represented by each of the goals of working capital and safety performance.

- Please disclose how you determined if the working capital and safety performance goals were met, including any threshold, target and maximum levels associated with either goal.

- Please disclose whether you achieved your working capital and safety performance goals and how such achievement, together with achieving $126.3 million in consolidated EBITDA, resulted in the payments in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 139

29. Please provide the disclosure required by Item 402(j) of Regulation S-K with respect to the employment agreements currently in effect for your named executive officers, instead of the agreements that were in effect at the end of fiscal 2010 and which were terminated in connection with the Transactions.

Certain Relationships and Related Party Transactions, page 146

Management Services Agreement, page 146

30. Please file as an exhibit to the registration statement the management services agreement between you and BMP. See Item 601(b)(10) of Regulation S-K.

Procedures with Respect to Review and Approval of Related Person Transactions, page 147

31. Please revise to describe your policies and procedures for the review, approval or ratification of transactions required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.

Description of Other Indebtedness, page 148

32. Please file the agreements governing your long-term credit facility in Argentina and your China facility. See Item 601(b)(10) of Regulation S-K.

Description of Notes, page 152

General, page 152

33. We note your disclaimer in the third paragraph. Please remove this disclaimer as a summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms. Further, the statement could be read to suggest that investors do not have rights with respect to disclosure under the federal securities laws.

The Exchange Offer, page 234

Acceptance of Exchange Notes, page 239

34. Please revise the first paragraph to state that you will issue exchange notes promptly after the expiration date, rather than the timing currently set forth in the first paragraph. See Exchange Act Rule 14e-1(c).

Consolidated Financial Statements, page F-1

35. Please update the interim financial statements and related financial information included in the filing in accordance with Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

36. Please provide a report containing the conformed signature of your independent registered public accounting firm. See Rule 2-02(a) of Regulation S-X and subpart 232.302 of Regulation S-T.

Consolidated Statements of Comprehensive Income, page F-6

37. We note that you present components of other comprehensive income using a net display. Please disclose the gross amounts of translation adjustments, current-period gains or losses, prior service cost and net actuarial gains or losses, reclassification adjustments and

the amount of income tax expense or benefit allocated to each component of other comprehensive income in the notes. See ASC 220 and consider a tabular format.

Notes to Consolidated Financial Statements, page F-73

Note 11. Debt, page F-25

38. We note your disclosure on page F-24 that you accounted for the modification to your first term loan in September 2009 as an extinguishment. Please tell us how you determined that the terms of the new debt were substantially modified when compared to the term of the old debt. See paragraphs 10 and 12 of ASC 470-50-40.

Note 21. Selected Quarterly Financial Data (Unaudited), page F-53

39. We note your disclosure in footnote (a) that the adjustments to income tax (benefit) expense were not material to the financial statements of prior periods. Please provide us with a quantitative and qualitative analysis describing management's determination that the effects of the errors were not material to respective prior annual and interim financial statements and results for fiscal 2010. Please also provide us with your analysis regarding the effects of the adjustments under both the rollover and iron curtain approaches. Please refer to paragraphs 1 and 2 of ASC 250-10-S99. In addition, please describe the nature of the error in application of the general exception to the technical requirements of ASC 740 in your response.

Note 4. Acquisitions, page F-81

Blackstone Acquisition, page F-81

40. Please tell us your consideration of disclosing the amount of goodwill assigned to reporting units. If you have not completed the assignment of goodwill to reporting units, please disclose that fact. See paragraph 50-1e of ASC 805-30.

China-Noncontrolling Interest Acquisition of Nanhia, page F-83

41. Please tell us your consideration of disclosing the information required by paragraph 2g of ASC 805-10-50.

Outside Back Cover Page of Prospectus

42. Please include the dealer prospectus delivery obligation disclosure required by Item 502(b) of Regulation S-K.

<u>Signatures, page II-9</u>

43. Please include the signature of the controller or principal accounting officer of each registrant. See Instruction 1 to Signatures of Form S-4.

<u>Exhibit 5.1</u>

44. Please delete the limitations included in the third to last paragraph of the opinion. Such limitations are inappropriate.

<u>Exhibit 10.1</u>

45. Please re-file the credit agreement to include the schedules and exhibits to the credit agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yolanda Guobadia at (202) 551-3562 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

                                                Sincerely,

                                                /s/ William H. Thompson for

                                                Mara L. Ransom
                                                Assistant Director

cc: Dan Rikard
        Polymer Group, Inc.

        Igor Fert
        Simpson Thacher & Bartlett LLP